Exhibit 12

1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

June 28, 2018

Long/Short Large-Cap Portfolio

Pacific Select Fund

700 Newport Center Drive
Newport Beach, California 92660-6397

Main Street Core Portfolio

Pacific Select Fund

700 Newport Center Drive
Newport Beach, California 92660-6397

Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to the holders (“Contract Owners”) of certain variable annuity contracts and variable life insurance policies (collectively, the “Contracts”) that are issued or administered by Pacific Life Insurance Company (“PLIC”) or Pacific Life & Annuity Company (“PL&A”) and funded by separate accounts of PLIC or PL&A for which Long/Short Large-Cap Portfolio (“Acquired Fund”), a separate series of Pacific Select Fund (“PSF”), a Delaware statutory trust, and Main Street Core Portfolio (“Surviving Fund”), also a separate series of PSF, serve as underlying investment vehicles.

Pursuant to the Agreement and Plan of Reorganization (the “Plan”) dated as of January 22, 2018, executed by PSF on behalf of Acquired Fund and Surviving Fund, Acquired Fund will transfer all of its assets to Surviving Fund in exchange solely for voting shares of beneficial interest in Surviving Fund (“Surviving Fund Shares”) and the assumption by Surviving Fund of all of the liabilities of Acquired

Pacific Select Fund: Long/Short Large-Cap Portfolio — Main Street Core Portfolio
June 28, 2018	Page 2

Fund and the distribution of the Surviving Fund Shares to the shareholders of Acquired Fund in complete liquidation of Acquired Fund (the “Reorganization”).

For purposes of this opinion, we have examined and rely upon (1) the Plan, (2) the Proxy Statement/Prospectus dated May 11, 2018, (3) the facts and representations contained in the letter dated as of this date, addressed to us from PLIC and PL&A, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

For purposes of this opinion, we are assuming that:

(1) each of the Contracts is and, at the time of the Reorganization, will be treated as a “variable contract” within the meaning of Section 817(d) of the Internal Revenue Code of 1986, as amended (the “Code”);

(2) the ownership of shares in Acquired Fund and Surviving Fund, and access to such funds, satisfies the requirements and limitations set forth in Treas. Reg. Section 1.817-5(f); and

(3)  under the so-called investor control rules, either PLIC or PL&A, and not the Contract Owners, have been and are treated for federal income tax purposes as the owner of the interests in Acquired Fund and Surviving Fund that underlie the Contracts.

This opinion is based upon the Code, United States Treasury regulations, judicial decisions and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof.  This opinion is conditioned upon (a) the Reorganization taking place in the manner described in the Plan, (b) the information provided in the Proxy Statement/Prospectus referred to above, and (c) the facts and representations contained in the letter dated as of this date, addressed to us from PLIC and PL&A, and also the above assumptions, being true and accurate as of the closing date of the Reorganization.

Based upon the foregoing, it is our opinion that, for federal income tax purposes, the Contract Owners will not recognize any taxable income, gains or losses as a result of the Reorganization.

Pacific Select Fund: Long/Short Large-Cap Portfolio — Main Street Core Portfolio
June 28, 2018	Page 3

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan and the representations made to us.

Very truly yours,

/s/ Dechert LLP

Dechert LLP